Exhibit 1

FOR IMMEDIATE RELEASE	3 June 2011

WPP PLC (“WPP”)

WPP acquires a majority stake in Gringo, a leading digital agency in Brazil

WPP announces that its wholly-owned operating company, Possible Worldwide, the global interactive marketing agency that is part of WPP Digital, has acquired a 70% stake in Grïngo Publicidade Ltda (“Grïngo”), a leading digital agency in Brazil.

Founded in 2006, Grïngo is based in São Paulo and employs 65 people. Clients include Coca-Cola, Absolut Vodka, Microsoft and Itaú Unibanco, one of Brazil’s largest banks. Gringo is one of the southern hemisphere’s most awarded agencies winning more than 40 in the last three years for its cutting-edge creativity, including three Cannes Lions.

Grïngo’s unaudited revenues for the year ended 31 December 2010 were R$10.4 million, with unaudited gross assets at the same date of R$3 million.

This acquisition of a leading digital agency in the dynamic Brazilian market is central to WPP’s overall strategy of expanding its capabilities in the digital, direct and interactive disciplines and strengthening its presence in faster growing markets. Collectively, including associates, the Group employs over 4,500 people in Brazil, WPP’s eighth largest market, generating revenues of over R$1.1 billion. Based on the last two years’ billings figures*, WPP’s full-service agency networks rank one, two and three in Brazil, and as a Group, WPP ranks number one by a considerable distance with billings in 2010* of nearly R$11 billion.

*	Source: IBOPE Monitor Rate Card Billings

Contact: Feona McEwan, WPP	T. +44-20 7408 2204

Kevin McCormack, WPP www.wpp.com	T. +212-632 2239

About WPP Digital

WPP Digital is the digital investment arm of WPP, the global communications services company. Its remit is to act as a catalyst for change within the Group in the digital media space. Its prime goal is to champion digital technologies and new media innovations and to stimulate, support and enhance existing Group company activities in this area. Activities include identifying acquisitions/partnerships/investments, funding start-ups, establishing training programs and instigating cross-Group knowledge sharing forums. For further information, please visit www.wpp.com